UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Rosenwald, Lindsay A.
   c/o Paramount Capital Asset Management, Inc.
   787 Seventh Avenue, 48th Flr.
   New York, NY  10019
2. Issuer Name and Ticker or Trading Symbol
   Xenometrix, Inc. (XENO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |

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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
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Warrants              |$2.14816|10/07|O(1)| |83,332     |   |10/07|10/07  |Common Stock|83,332 |Attach-|397,881 (2) |D  |          |
                      |        |/97  |    | |           |   |/97  |/02    |            |       |ment A |            |   |          |
Warrants              |$2.14816|10/30|O(1)| |83,333     |   |10/30|10/30  |Common Stock|83,333 |Attach-|397,881 (2) |D  |          |
                      |        |/97  |    | |           |   |97   |02     |            |       |ment A |            |   |          |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) The warrants were issued to the Aries Fund, a Cayman Island Trust (the "Trust") and the Aries Domestic Fund, L.P. (the "Partnership", and collectively with the Trust, the "Aries Funds") in consideration for the Issuer's drawing down $250,000 on each of October 7, 1997 and October 30, 1997, from a Line of Credit that was extended to the Issuer on September 25, 1997 by the Aries Funds.

(2) Includes 108,332 warrants to purchase shares of common stock of the Issuer held by the Trust; 58,333 warrants to purchase shares of common stock of the Issuer held by the Partnership; 8,818 options to purchase shares of common stock of the Issuer that were extended to Dr. Rosenwald in his capacity as a member of the Board of Directors of the Issuer; 25,733 warrants to purchase shares of common stock of the Issuer held by Paramount Capital, Inc., of which Dr. Rosenwald is the President and sole shareholder; 12,000 warrants owned by the Partnership that were acquired in the open market and 18,000 warrants owned by the Trust that were acquired in the open market.

SIGNATURE OF REPORTING PERSON
/s/Lindsay A. Rosenwald, M.D.
-----------------------------
Lindsay A. Rosenwald, M.D.


DATE
11/10/97

                                  ATTACHMENT A


                  Reporting Person:         Lindsay A. Rosenwald, M.D.
                  Issuer:                   Xenometrix, Inc. (XENO)

         The warrants were issued to the Aries Fund, a Cayman Island Trust (the "Trust") and the Aries Domestic Fund, L.P. (the "Partnership", and collectively with the Trust, the "Aries Funds") in consideration for the Issuer's drawing down $250,000 on each of October 7, 1997 and October 30, 1997, from a Line of Credit that was extended to the Issuer on September 25, 1997 by the Aries Funds. Dr. Rosenwald is the president and sole shareholder of Paramount Capital Asset Management, Inc. ("PCAM"), the investment manager of the Trust and the general partner of the Partnership. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities owned by the Aries Funds except to the extent of their pecuniary interest therein, if any.